                                                Filed Pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-64482

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 19, 2001)


                                3,000,000 Shares


                         [LOGO] VIROPHARMA INCORPORATED



                                  COMMON STOCK

                        --------------------------------


ViroPharma is offering 3,000,000 shares of its common stock.

                        --------------------------------

The common stock is listed on the Nasdaq National Market under the symbol "VPHM." On July 31, 2002, the reported last sale price of the common stock on the Nasdaq National Market was $1.53 per share.

                        --------------------------------

Investing in the common stock involves risks. See "Risk Factors" beginning on page 3 of the accompanying prospectus.

                        --------------------------------

We have agreed to sell the shares of common stock to Aventis Pharmaceuticals Inc. at a price of $1.53 per share, which will result in $4,590,000 of proceeds to ViroPharma.

                        --------------------------------

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                        --------------------------------


August 1, 2002

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                                TABLE OF CONTENTS

            Prospectus Supplement                                   Page
                                                                    ----
About This Prospectus Supplement                                     S-3
Recent Events                                                        S-5
Use of Proceeds..............................................        S-6
Dilution                                                             S-6
Validity of Common Stock.....................................        S-7

                   Prospectus                                       Page
                                                                    ----
Who We Are...................................................         2
Risk Factors.................................................         3
Special Note Regarding Forward-Looking Statements............        15
About This Prospectus........................................        16
Use of Proceeds..............................................        17
The Securities We May Offer..................................        17
Description of Common Stock and Preferred Stock..............        18
Description of Warrants......................................        23
Description of Debt Securities...............................        25
Legal Ownership of Securities................................        33
Selling Stockholders.........................................        37
Plan of Distribution.........................................        38
Legal Matters................................................        42
Experts......................................................        42
Where You Can Find More Information..........................        42

                        ABOUT THIS PROSPECTUS SUPPLEMENT

         You should read this prospectus supplement along with the accompanying prospectus carefully before you invest. Both documents contain important information you should consider when making your investment decision. This prospectus supplement contains information about the common stock offered hereby, and the prospectus contains information about our securities generally. This prospectus supplement may add, update or change information in the prospectus. You should rely only on the information provided in this prospectus supplement, contained in the accompanying prospectus or incorporated by reference in the accompanying prospectus. We have not authorized anyone to provide you with different information.

         We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of the prospectus supplement or the sale of any common stock.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements involve known and unknown risks, uncertainties, and other factors including those relating to:

    . our anticipated cash balance at the beginning of 2003, and the ability of that cash to fund operations for an additional three years;

    . our expected average monthly cash burn (excluding a third quarter restructuring charge and interest expense on our convertible notes) through the end of 2005;

    . our estimate of the restructuring charge that we expect to record in the third quarter of 2002;

    . our estimate of the income that we expect to record in the third quarter of 2002 in connection with the termination of our collaboration agreement with Aventis and the transfer of our sales force to Aventis;

    . the sufficiency of the reduction in expenses anticipated by this restructuring to provide the financial resources required to execute the planned development of our portfolio of antiviral programs, and pursue new research and development opportunities to expand our pipeline;

    .   anticipated development milestones in our HCV and RSV programs;

    .   our plan to advance our RSV product candidate into infants;

    .   our efforts to secure a partner for our RSV program;

    . the exploration of alternatives for the continued development of Picovir; and

    .   our purchase of a portion of our convertible subordinated debt.

      Our actual results could differ materially from those results expressed in, or implied by, these forward-looking statements. There can be no assurance that:

    . our actual cash balance at the beginning of 2003 will reflect our anticipated cash balance, or such cash balance will be sufficient to fund operations for an additional three years;

    . our actual average monthly cash burn (excluding a third quarter restructuring charge and interest expense on our convertible notes) through the end of 2005 will reflect our anticipated spending levels during those periods;

    . our actual third quarter restructuring charge will reflect our anticipated restructuring charge;

    . the income that we actually record in the third quarter of 2002 in connection with the termination of our collaboration agreement with Aventis and the transfer of our sales force to Aventis will reflect our anticipated income arising from this event;

    . the reduction in expenses anticipated by this restructuring will be sufficient to provide the financial resources required to execute the planned development of our portfolio of antiviral programs, and pursue new research and development opportunities to expand our pipeline;

    . we will be able to achieve the development milestones for our HCV and RSV programs during the timeframes described in this prospectus supplement, or at all;

    . the FDA will permit us to advance our RSV product candidate into infants during the timeframe that we expect, or at all;

    .   we will be able to secure a partner for our RSV program;

    . we will be able to identify and pursue alternatives for the continued development of Picovir;

    . we will be able to attract a partner for the continued development of Picovir; or

    . we will be able to purchase portions of our convertible subordinated debt at favorable prices, or at all.

    Our actual expenses over the period described in this prospectus supplement may vary depending on a variety of factors, including: the actual cost of conducting clinical trials; the outcome of clinical trials in our HCV and RSV programs, and our resulting right to receive or obligation to pay milestone payments under collaborations relating to those programs; our ability to attract a development and commercialization partner for our RSV program; the actual face amount of our convertible notes that we are able or willing to acquire, if any; the resulting reduction in interest expense associated with the purchase of such convertible notes, if any; costs associated with litigation; and the cost of exploring and investing in other strategic opportunities. Conducting clinical trials for investigational pharmaceutical products are subject to risks and uncertainties. There can be no assurance that planned clinical trials can be initiated, or that planned or ongoing clinical trials can be successfully concluded or concluded in accordance with our anticipated schedule. In addition, in the future, we may not be able to maintain our listing on the Nasdaq Stock Market. These factors, and other factors, including, but not limited to those described in our most recent annual report on Form 10-K and quarterly report on Form 10-Q filed with the Securities and Exchange Commission, could cause future results to differ materially from the expectations expressed in this prospectus supplement. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "intend," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue" or the negative of such terms or other comparable terminology.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus supplement to conform them to actual results, except as required by the federal securities laws.

                               RECENT DEVELOPMENTS

Collaboration with Aventis

         We and Aventis have mutually agreed to end our collaboration to co-develop and co-promote Picovir. Under the agreement, Aventis returned Picovir to us, and both parties received mutual releases of all obligations without incurring termination fees. Aventis will compensate us for Aventis' current share of development and commercial expenses and our detailing fees through August, and we will return to Aventis advance milestone payments of $20 million. Aventis is purchasing 3 million shares of our common stock included in this prospectus supplement for $4.59 million.

         In a separate transaction, Aventis will acquire our sales force, which totals nearly 200 people, for a payment to us of approximately $15.41 million. The sales force currently promotes products from the Aventis respiratory portfolio - Nasacort(R) AQ and the Allegra(R) family, and will continue to do so after the transfer, which is expected by early September 2002.

         We expect to record income of approximately $19.4 million in the third quarter in connection with these events.

Corporate Restructuring

         As part of the termination of our collaboration with Aventis, we have reduced our workforce by approximately 63%. This includes transferring our sales force to Aventis and reductions in development, commercial operations and administration. We expect to record a one-time restructuring charge of approximately $4 million in the third quarter of 2002.

Research and Development Efforts

         The following provides an update regarding the current status of our anti-viral research and development efforts:

   . Hepatitis C: We are engaged in a broad-based program designed to discover, develop and commercialize antiviral compounds to treat hepatitis C (HCV) with Wyeth. In collaboration with Wyeth, we expect to advance the lead HCV product candidate into phase 1 studies by the end of 2002, to nominate additional new chemically distinct antiviral product candidates to move into preclinical testing and then advance into clinical trials in late 2003.

   . RSV: Upcoming milestones for our respiratory syncytial virus (RSV) program include advancing our lead RSV product candidate into phase 2 studies (in infants infected with RSV) by the end of 2002, advancing at least one back-up RSV product candidate into human clinical trials in 2003 and securing a worldwide partner for the development and commercialization of RSV product candidates.

   . Picovir: We do not intend to fund any additional significant clinical development of Picovir for the treatment of the common cold without a new partner.

   . Additional Therapeutic Areas: We are exploring other disease areas to expand our focus in discovery research and are considering in-licensing opportunities to complement our existing product portfolio.

Note Repurchase

         Our board of directors has approved a convertible note repurchase program to spend up to $20 million to purchase a portion of our $180 million 6% convertible subordinated debentures due 2007. The note repurchase program is intended to improve our capital structure and reduce annual interest expense. Based on current trading prices, the aggregate market price of the convertible notes is currently estimated to be approximately $63 million. We may, in our discretion, purchase the notes in the open market or in privately negotiated transactions from time to time as market conditions warrant.

Liquidity and Capital Resources

         As of June 30, 2002, we had approximately $201 million in cash and cash equivalents. As a result of our restructuring, we expect to have sufficient cash available at the beginning of 2003 to fund our planned business operations and debt service requirements for an additional three years. Specifically, we anticipate that our monthly cash burn (before a one-time restructuring charge and interest expense on our convertible notes) will be reduced to an average of less than $3.5 million through the end of 2005, compared to an average of $6 million per month over the first six months of 2002. Based upon a preliminary review of our financial results for the second quarter of 2002, we expect those results, when finalized and announced, to reflect operating expenses (net of detailing fees) to be within our previously disclosed range of $16 million to $18 million.

                                 USE OF PROCEEDS

         We estimate that the proceeds we will receive from this common stock offering will be approximately $4.59 million.

         The net proceeds will be added to our general funds and used for general corporate purposes, which may include, but are not limited to:

         . advancing our hepatitis C and RSV disease programs including the conduct of clinical trials;

         .    capital expenditures;

         . debt service and repurchase of a portion of our outstanding 6% convertible subordinated debentures due 2007; and

         .    general working capital.

         The amounts and timing of our actual expenditures for each purpose may vary significantly depending upon numerous factors, including the status of our product development efforts, regulatory approvals, competition, marketing and sales activities and the market acceptance of any products introduced by us. Pending such uses, we intend to invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities.

                                    DILUTION

         Purchasers of the common stock offered by this prospectus supplement and the accompanying prospectus will experience an immediate dilution in the net tangible book value of their common stock from the purchase price. The net tangible book value of our common stock as of March 31, 2002 was $16,944,225 or $0.74 per share. Net tangible book value per share of our common stock is equal to our net tangible assets (tangible assets less total liabilities) divided by the number of shares of common stock issued and outstanding as of March 31, 2002.

         Dilution per share represents the difference between the purchase price per share of our common stock and the pro forma net tangible book value per share of our common stock after giving effect to this offering. After reflecting the assumed sale of three million shares of common stock offered by us hereby, our pro forma net tangible book value per share of our common stock as of March 31, 2002 would have been $21,534,225 million or $0.84 per share. The change represents an immediate increase in net tangible book value per share of our common stock of $0.10 per share to existing stockholders and an immediate dilution of $0.69 per share to new investors purchasing the shares of common stock in this offering assuming a purchase price of $1.53 per share. The following table illustrates this per share dilution:

Purchase price per share ...........................................................                        $1.53
         Net tangible book value per share as of March 31, 2002 ....................          $0.74
         Increase per share attributable to new investors ..........................          $0.10
                                                                                       ------------
Adjusted net tangible book value per share as of March 31, 2002 ....................                         0.84
                                                                                                       ----------
Dilution per share to new investors ................................................                        $0.69
                                                                                                       ==========

         The table above assumes no further exercise of outstanding stock options or warrants or conversion of outstanding convertible subordinated notes.

                            VALIDITY OF COMMON STOCK

         The validity of the shares of common stock we are offering will be passed upon for us by Pepper Hamilton LLP, Berwyn, Pennsylvania.